Exhibit (a)(5)(B)

IN THE DISTRICT COURT OF SHAWNEE COUNTY, KANSAS

CIVIL DIVISION

JOHN SOLAK, Individually and on Behalf of	)	Civil Action No. 14C55
All Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)
vs.	) )	PETITION FOR BREACH OF FIDUCIARY DUTIES
CEC ENTERTAINMENT, INC., APOLLO	)
GLOBAL MANAGEMENT LLC, QUESO	)
HOLDINGS INC., Q MERGER SUB INC.,	)	JURY TRIAL REQUESTED
RICHARD M. FRANK, MICHAEL H.	)
MAGUSIAK, GENERAL (RET) TOMMY	)
FRANKS, TIM T. MORRIS, LOUIS P. NEEB,	)
CYNTHIA PHARR LEE, BRUCE M.	)
SWENSON, WALTER TYREE and	)
RAYMOND E. WOOLDRIDGE,	)
)
Defendants.	)
)
)
)
)

Plaintiff John Solak (“plaintiff”), by and through the undersigned counsel, individually and on behalf of all other similarly situated shareholders of CEC Entertainment, Inc. (“CEC” or the “Company”), brings the following Class Action Petition for Breach of Fiduciary Duties against CEC, members of CEC’s Board of Directors (the “Board” or “Individual Defendants”), Queso Holdings Inc., a Delaware corporation (“Parent”), Q Merger Sub Inc., a Kansas corporation (“Merger Sub”) and a direct wholly owned subsidiary of Parent, and Apollo Global Management, LLC (with Parent and Merger Sub, “Apollo”), arising out of their breaches of fiduciary duties and/or other violations of state law, and or the aiding and abetting thereof, in connection with Apollo’s attempt to purchase (through an affiliate) CEC for inadequate consideration (the “Proposed Buyout”) and to the detriment of CEC’s public shareholders. Plaintiff makes the following allegations upon knowledge as to plaintiff and upon information and belief (including investigation of counsel and review of publicly available information) as to all other matters, and alleges as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought on behalf of the holders of the common stock of CEC, against CEC, its Board and Apollo for breaches of fiduciary duty and/or other violations of state law arising out of Apollo’s attempt to consummate the Proposed Buyout pursuant to an unfair process and for an unfair price. In pursuing the unlawful plan to sell the Company to Apollo, each of the defendants violated applicable law by breaching their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing, and/or by aiding and abetting said breaches.

2. CEC is a Kansas corporation headquartered in Irving, Texas. For over 30 years, CEC has served as the nationally recognized leader in family dining and entertainment. On January 16, 2014, CEC and Apollo announced that they had entered into a definitive agreement (the “Buyout Agreement”) whereby Apollo would acquire all of CEC’s outstanding stock through a cash tender offer at a mere $54.00 per share. The transaction is conditioned upon, among other things, satisfaction of the minimum tender condition of more than 50% of the Company’s common shares. Pursuant to the Buyout Agreement, when the merger is complete, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly owned subsidiary of Parent, and an indirect wholly owned subsidiary of AP VIII Queso Holdings, L.P. (the “Holding Partnership”), a Delaware limited partnership. All of the limited partnership interests in the Holding Partnership are owned, directly or indirectly, by certain equity funds managed by Apollo Management VIII, L.P. (“Management VIII”). Parent, Merger Sub, the Holding Partnership and Management VIII are affiliates of Apollo Global Management LLC, and thus following the Merger, Apollo will own and control the Company. The proposed price significantly undervalues the Company, and does not reflect the Company’s current value or its growth prospects.

3. The Proposed Buyout is the product of a hopelessly flawed process that is designed to ensure the sale of CEC to Apollo on terms preferential to defendants and other CEC insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Buyout is being driven the Board and CEC’s senior management who seek liquidity from the Proposed Buyout, as they collectively hold over 1 million Company shares and will receive almost $58 million if the Merger closes. Thus, Board members are conflicted and serving their own financial interests rather than those of CEC’s other shareholders.

4. The Proposed Buyout price drastically undervalues the Company’s prospects. Apollo’s tender offer price offers CEC shareholders an anemic 8.2% premium over CEC’s recent, January 9, 2014 high trading price of $49.89 per share. Moreover, CEC announced on October 31, 2013 that it plans to open as many as 15 company-owned stores in 2014, including three outlet relocations and one franchise acquisition, with capital spending projected at $70-$75 million. If the

Proposed Buyout closes, it will be Apollo and not CEC’s shareholders that will benefit from CEC’s expansion.

5. Further, the Board eliminated any chance of a post-announcement offer by adopting, in connection with the Buyout Agreement, a poison pill. The so-called shareholder rights plan/poison pill is specifically designed to prevent any unsolicited buyout offers, and thus to block any alternative buyers from acquiring the Company. To further ensure the Company’s delivery into the hands of Apollo, defendants have placed the Proposed Buyout on an absurdly fast track, issuing an Offer to Purchase on the day of the announcement of the Proposed Buyout, January 16, 2014, and setting an offer deadline of February 14, 2014.

6. The Board members and senior management support the deal and will likely tender their shares to Apollo. In further breach of their duties, the Board members granted to Apollo an irrevocable right (the “Top-Up Option”), which will allow Apollo, once 1 share more than 50% of CEC’s outstanding shares has been tendered, to purchase from the Company enough shares so that Apollo will control one share more than 90% of the outstanding CEC shares, allowing Apollo — without a shareholder vote — to effect a short-form merger and cash out any shareholders who do not tender. Given that the Board and senior management control approximately 6% of CEC’s outstanding shares, only 44% of the shares outstanding need be tendered for the Proposed Buyout to close.

7. Furthermore, to ensure that Apollo, and only Apollo, acquires CEC, defendants included several deal protection devices in the Buyout Agreement. Although the Buyout Agreement allows a “go-shop” period, the provision is absurdly short —just 13 days — and meaningless because the deal includes protective measures designed to strongly discourage competing bidders. The measures include: (i) a no-shop clause; (ii) a matching-rights provision; and (iii) a termination-and- expense-fee provision requiring the Company to pay Apollo $23 million if the Proposed Buyout is terminated in favor of a superior proposal made during the go-shop period, and $46 million if the Proposed Buyout is terminated in favor of a superior proposal made during the no-shop period.

8. The deal protection provisions in the Buyout Agreement, the poison pill and the Top- Up Option, separately and collectively, unduly bind the Board to the Proposed Buyout in breach of its fiduciary duties to CEC’s shareholders. In essence, the Proposed Buyout is solely designed to ensure that Apollo completes the Proposed Buyout despite the fact that the offer price called for in the Proposed Buyout is highly unfair to the shareholders of the Company.

9. Unless enjoined by this Court, defendants will consummate the Proposed Buyout, and plaintiff and the other CEC shareholders will forever lose their equity interest in the Company for an inadequate price, all to the irreparable harm of plaintiff and the other shareholders of CEC.

10. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Buyout. According to the defendants, the tender offer has commenced and will expire on February 14, 2014. Moreover, the deal protection devices, the poison pill and the Top-Up Option operate to block any other potential acquirers, rendering unlikely any alternative proposals to acquire CEC. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Buyout or, alternatively, rescind the Proposed Buyout in the event it is consummated.

PARTIES

11. Plaintiff John Solak is, and at all times relevant hereto was, a shareholder of CEC.

12. Defendant CEC is a Kansas corporation headquartered in Irving, Texas, and issued herein as an aider and abettor.

13. Defendant Apollo Global Management LLC is a global alternative investment manager, and issued herein as an aider and abettor.

14. Defendant Parent is a Delaware corporation and an affiliate of Apollo Global Management LLC, and issued herein as an aider and abettor.

15. Defendant Merger Sub is a Kansas corporation and a wholly-owned subsidiary of Parent, and issued herein as an aider and abettor.

16. Defendant Richard M. Frank is CEC’s Executive Chairman, and is and at all times relevant hereto has been a member of the Board.

17. Defendant Michael H. Magusiak (“Magusiak”) is CEC’s President and CEO. He is and at all times relevant hereto has been a member of the Board.

18. Defendant General (ret) Tommy Franks is and at all times relevant hereto has been a member of the Board.

19. Defendant Tim T. Morris is and at all times relevant hereto has been a member of the Board.

20. Defendant Louis P. Neeb is and at all times relevant hereto has been a member of the Board.

21. Defendant Cynthia Pharr Lee is and at all times relevant hereto has been a member of the Board.

22. Defendant Bruce M. Swenson is and at all times relevant hereto has been a member of the Board.

23. Defendant Walter Tyree is and at all times relevant hereto has been a member of the Board.

24. Defendant Raymond E. Wooldridge is and at all times relevant hereto has been a member of the Board.

25. The defendants named above in ¶¶16-24 are sometimes collectively referred to herein as the “Individual Defendants.”

JURISDICTION AND VENUE

26. Jurisdiction may be properly exercised by this Court over all defendants pursuant to K.S.A. §60-308(b). CEC has submitted to the jurisdiction of this Court as it is incorporated in Kansas. The members of the Board have submitted themselves to the jurisdiction of this Court by, among other things, acting as directors of CEC while approving the Proposed Buyout. Apollo and its affiliates have submitted themselves to this Court’s jurisdiction by transacting business in Kansas by virtue of, among other things, having entered into the Buyout Agreement with CEC.

27. Venue is proper in this County as CEC’s registered agent is located in this County.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

28. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

29. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of CEC, are obligated under Kansas law to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

30. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Buyout, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to plaintiff and other public shareholders of CEC. Defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class (as defined below), and are choosing not to provide shareholders with all the information necessary to make an informed decision in connection with the Proposed Buyout. As a result of defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their CEC common stock in the Proposed Buyout.

31. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith and independence in connection with the Proposed Buyout, the burden of proving the inherent or entire fairness of the Proposed Buyout, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

THE PROPOSED ACQUISITION

32. CEC is a Kansas corporation, headquartered in Irving, Texas, that for over 30 years, has served as the nationally recognized leader in family dining and entertainment. The Company and its franchisees operate a system of 577 Chuck E. Cheese’s stores located in 47 states and 10 foreign countries or territories. Currently, 522 locations in the United States and Canada are owned and operated by the Company. Each Chuck E. Cheese’s features musical and comic robotic entertainment, games, rides and play areas, as well as a variety of dining options, including pizza, sandwiches, wings, appetizers, a salad bar and desserts. Committed to providing a fun, safe environment, Chuck E. Cheese’s helps protect families through industry-leading programs such as Kid Check®.

33. Apollo Global Management LLC is a leading global alternative investment manager with offices in New York, Los Angeles, Houston, London, Frankfurt, Luxembourg, Singapore, Mumbai and Hong Kong. Apollo Global Management LLC had assets under management of approximately $113 billion as of September 30, 2013, in private equity, credit and real estate funds invested across a core group of nine industries where it has considerable knowledge and resources.

34. CEC is well positioned to provide its shareholders with significant investment gains as a standalone entity. For the first three months of 2013, CEC reported strong and growing financial results from operations. On May 2, 2013, the Company reported that total revenues for the first quarter of 2013 (ended March 31, 2013) increased 3.4%, or $8.5 million, to $255.3 million from $246.8 million for the first quarter of 2012. The increase primarily related to a 1.6% increase in comparable store sales, as well as additional revenue from six net new stores opened since the first quarter of 2012. Net income for the first quarter ended March 31, 2013 increased to $33.3 million compared to $32.3 million for the first quarter of 2012. Diluted earnings per share for the first quarter of 2013 were $1.90 compared to diluted earnings per share of $1.81 for the first quarter of 2012.

35. Commenting on the Company’s first quarter 2013 results, defendant Magusiak, CEC’s President and CEO, stated: “‘During the first quarter of 2013, our new value pricing, marketing and operational strategies were fully implemented for the first time. While we recognize that considerable uncertainty remains in the U.S. economy and that consumers continue to experience various financial pressures, we are encouraged by the 1.6% increase in comparable store sales this quarter.’”

36. For the second quarter and first six months of 2013 (ended June 30, 2013), the Company reported that total revenues for the second quarter of 2013 increased 5.2%, or $9.5 million, to $191.9 million from $182.4 million for the second quarter of 2012. The increase primarily related to a 2.9% increase in comparable store sales, as well as additional revenues generated from new store development. Net income for the second quarter ended June 30, 2013 increased 77.5%, or $3.1 million, to $7.2 million as compared to $4.1 million for the second quarter of 2012. Diluted earnings per share increased to $0.42 per share for the second quarter of 2013 from $0.23 per share for the second quarter of 2012. For the first six months of 2013, total revenues increased 4.2%, or $18.0 million, to $447.2 million as compared to $429.2 million for the first six months of 2012. The increase in total revenues was primarily related to a 2.2% increase in comparable store sales, as well as additional revenues generated from new store development. Net income for the first six months of 2013 increased 11.3%, or $4.1 million, to $40.5 million as compared to $36.4 million for the first six months of 2012. Diluted earnings per share for the first six months of 2013 increased to $2.34 per share as compared to diluted earnings per share of $2.05 for the first six months of 2012.

37. Commenting on the Company’s second quarter and first half 2013 results, defendant Magusiak stated: “‘Our management team is pleased with the revenue and profit results of the second quarter and first half of 2013. Revenue in the second quarter increased 5.2%, driven by our 2.9% growth in comparable store sales and new store development. The combination of increased revenue and the implementation of our profit strategies improved our store level operating margins by 250 basis points.… We believe that we have developed a solid plan to increase comparable store sales, grow our concept with both domestic and international new locations and improve our profitability. Our team is focused and dedicated to executing and continuously improving our strategy.’”

38. During the third quarter of 2013, CEC experienced a temporary setback, which the Proposed Buyout seems timed to take advantage of. On October 31, 2013, CEC reported that total revenues for the third quarter of 2013 (ended September 29, 2013) decreased 0.4%, primarily related to a 2.1% decrease in comparable store sales and a 5.1% decrease in net income. Commenting on these results, defendant Magusiak noted the temporary nature of this decline and CEC’s bright future: “‘I am disappointed in third quarter comparable store sales; however, our sales turned positive in the first four weeks of the fourth quarter. Our team remains committed to executing our strategic plan in a very high-quality manner. I believe that our capital expenditure plan to impact Company stores approximately every two years, in conjunction with new major attractions, will position us for success. I also believe that we have a significant opportunity to grow our concept with a combination of new locations both domestically and internationally.’”

39. Despite its bright future, on January 16, 2014, CEC and Apollo announced that they had entered into the Buyout Agreement whereby Apollo would acquire all of CEC’s outstanding stock for a mere $54.00 per share in cash. Pursuant to the Buyout Agreement, when the Merger is complete, Merger Sub will be merged with and into the Company, with the Company surviving the Merger as a direct wholly owned subsidiary of Parent, and an indirect wholly owned subsidiary of the Holding Partnership. All of the limited partnership interests in the Holding Partnership are owned, directly or indirectly, by certain equity funds managed by Management VIII. Parent, Merger Sub, the Holding Partnership and Management VIII are affiliates of Apollo Global Management LLC, and thus following the Merger, Apollo will own and control the Company. The proposed price significantly undervalues the Company and does not reflect the Company’s current value or its growth prospects.

40. The press release announcing the Proposed Buyout states in pertinent part:

CEC ENTERTAINMENT, INC. AGREES TO BE ACQUIRED BY

AN AFFILIATE OF APOLLO GLOBAL MANAGEMENT

FOR $54.00 PER SHARE IN CASH

Transaction Provides Significant Value for Shareholders and Strong Partner to

Support CEC’s Future Growth

… An affiliate of Apollo Global Management, LLC (together with its consolidated subsidiaries, “Apollo”) and CEC Entertainment, Inc. (“CEC”) today announced that they have entered into a definitive merger agreement (the “Merger Agreement”) whereby Apollo, a leading global alternative investment manager, will acquire CEC, the nationally recognized leader in family dining and entertainment which operates 577 Chuck E. Cheese’s stores, for approximately $1.3 billion, including the assumption of the Company’s outstanding debt.

Apollo’s $54.00 per share all cash offer represents a premium of approximately 25% over CEC’s closing share price on January 7, 2014, the last trading day prior to media speculation regarding a possible transaction and a premium of approximately 36% over the twelve-month volume weighted average share price for the period ending January 7, 2014.

The announcement follows a thorough review of strategic alternatives undertaken by the CEC Board of Directors to maximize shareholder value. The transaction was unanimously approved by the CEC Board, which recommends that CEC shareholders tender their shares in the offer.

“We are pleased to have reached this agreement with Apollo, which maximizes value for all of our shareholders,” said Richard M. Frank, Executive Chairman of CEC. “This transaction represents the successful conclusion of our extensive review of strategic alternatives.”

“We are excited about this transaction with Apollo, as it recognizes the value of CEC’s global brand, strong cash flows and growth prospects while providing our shareholders with an immediate and substantial premium,” said Michael H. Magusiak, President and Chief Executive Officer of CEC. “Apollo brings significant industry expertise and financial resources, and we look forward to working with them to further grow CEC domestically and internationally.”

“This transaction with CEC gives us the opportunity to partner with the proven leader in family dining and entertainment,” said Scott Ross, Partner at Apollo Global Management. “Across the U.S., and increasingly around the world, the Chuck E. Cheese’s brand represents quality, safe and fun family entertainment.”

“We look forward to partnering with CEC’s exceptional management team, talented employees and franchise partners to support the continued growth of the Company,” said Lance Milken, Partner at Apollo Global Management.

The transaction will be implemented through a cash tender offer at $54.00 per share. The transaction is conditioned upon, among other things, satisfaction of the minimum tender condition of more than 50% of the Company’s common shares, the receipt of the Federal Trade Commission’s approval under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, and other customary closing conditions. Under the terms of the agreement, the Company may solicit superior proposals from limited third parties until January 29, 2014. There can be no assurances that this process will result in a superior proposal, and the Company does not intend to discuss any developments with regard to this process unless the Company’s Board of Directors makes a decision with respect to a potential superior proposal.

Goldman, Sachs & Co. is serving as financial advisor to the Company, and Weil, Gotshal & Manges LLP is serving as the Company’s legal advisor. Deutsche Bank Securities Inc., Morgan Stanley and UBS Securities LLC are serving as financial advisors to Apollo, and, together with Credit Suisse, provided debt financing commitments. Wachtell Lipton, Rosen & Katz and Paul, Weiss, Rifkind, Wharton & Garrison LLP are serving as Apollo’s legal advisors.

41. The Proposed Buyout is the product of a hopelessly flawed process that is designed to ensure the sale of CEC to Apollo on terms preferential to defendants and other CEC insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Buyout is being driven the Board and CEC’s senior management who seek liquidity from the Proposed Buyout, as they collectively hold over 1 million Company shares and will receive almost $58 million if the Merger closes.

42. From the Proposed Buyout, CEC’s officers and directors will receive millions of dollars in special payments – not being made to ordinary shareholders – for currently unvested stock options, performance units, and restricted shares, all of which shall, upon the Merger’s closing, become fully vested and exercisable. The Company’s senior management is also entitled to receive from the Proposed Buyout millions of dollars in change-of-control payments. Thus, Board members are conflicted and serving their own financial interests rather than those of CEC’s other shareholders.

43. While CEC’s shareholders are being cut out of the picture, the Company’s management is staying on board for the long term. Once the Merger is final, CEC will operate as a wholly-owned subsidiary of Apollo and will continue to be led by CEC’s existing management team. As Lance Milken, Partner at Apollo Global Management LLC, stated in the announcement of the Proposed Buyout: “‘We look forward to partnering with CEC’s exceptional management team, talented employees and franchise partners to support the continued growth of the Company.’” Thus, in being retained by Apollo, CEC’s management gets the best of both worlds: they can cash out their equity holdings and retain their current positions without being subject to the hassles and filing requirements of running a publicly traded company.

44. The Proposed Buyout price drastically undervalues the Company’s prospects. Apollo’s tender offer price offers CEC shareholders an anemic 8.2% premium over CEC’s recent, January 9, 2014 high trading price of $49.89 per share. Despite the Company’s strong and growing financials in the first half of 2013, the Proposed Buyout appears timed to take advantage of a temporary decline in CEC’s results, a decline which defendants have acknowledged has already turned to the positive.

45. Moreover, CEC announced on October 31, 2013, that it plans to open as many as 15 company-owned stores in 2014, including three outlet relocations and one franchise acquisition, with capital spending projected at $70-$75 million. If the Proposed Buyout closes, it will be Apollo and not CEC’s shareholders that will benefit from CEC’s expansion.

46. The Buyout Agreement contains certain deal-protection provisions that essentially preclude superior competing proposals for the Company and ensure that Apollo does not lose its preferred position. First, the Board eliminated any chance of a post-announcement offer by adopting, in connection with the Buyout Agreement, a poison pill. The so-called shareholder rights plan/poison pill (the “Plan”) is specifically designed to prevent any unsolicited buyout offers, and thus to block any alternative buyers from acquiring the Company. Pursuant to the Plan, the Board declared a dividend of one preferred stock purchase right (each a “Right” and collectively, the “Rights”) on each outstanding share of the Company’s common stock as of January 26, 2014 (the “Record Date”). Each Right, once exercisable, will entitle shareholders to buy one ten-thousandth of a share of a new series of junior participating preferred stock at a purchase price of $54.00 per Right, subject to adjustment. The Rights will be exercisable only if a person or group of affiliated or associated persons (other than Apollo or any of its affiliates or associates acting pursuant to the Buyout Agreement) (an “Acquiring Person”) acquires beneficial ownership of 10% or more of the Company’s common stock. If an Acquiring Person acquires 10% or more of the Company’s outstanding common stock, the Rights will generally entitle the Company’s shareholders, other than the Acquiring Person and its affiliates, the opportunity to purchase, at the exercise price of the Right, such number of shares of CEC common stock having a current value of twice the exercise price of the Right. In addition, if the Company is acquired in a merger or other business combination transaction after an Acquiring Person acquires 10% or more of the Company’s outstanding common stock, the Rights would generally entitle its holders, other than such Acquiring Person, the opportunity to purchase, at the exercise price of the Right, such number of shares of the common stock of such other party to the merger or other business combination having a current value of twice the exercise price of the Right. Of course the poison pill does not apply to the Proposed Buyout.

47. Second, to further ensure the Company’s delivery into the hands of Apollo, defendants have placed the Proposed Buyout on an absurdly fast track, issuing an Offer to Purchase on the day of the announcement of the Proposed Buyout, January 16, 2014, and setting an offer deadline of February 14, 2014. The Board members and senior management support the deal and will likely tender their shares to Apollo. In further breach of their duties, the Board members granted to Apollo the Top-Up Option, which will allow Apollo, once one share more than 50% of CEC’s outstanding shares has been tendered, to purchase from the Company enough shares so that Apollo will control one share more than 90% of the outstanding CEC shares (“Top-up Shares”), allowing Apollo – without a shareholder vote – to effect a short-form merger and cash out any shareholders who do not tender. Given that the Board and senior management control approximately 6% of CEC’s outstanding shares, only 44% of the shares outstanding need be tendered for the Proposed Buyout to close.

48. Thus, defendants have compounded this breach of their fiduciary duties by structuring the Proposed Buyout as a coercive tender offer by granting Apollo the Top-Up Option, which, pursuant to the terms of the Buyout Agreement, will allow Apollo to acquire from CEC sufficient shares to effectuate a short-form merger, even if CEC’s minority shareholders fail to support the Proposed Buyout. The Top-Up Option itself is a sham, as it allows Apollo to purchase the Top-Up Shares with a promissory note payable in one year, i.e., well after the close of the resulting short-form merger.

49. Third, to ensure that Apollo, and only Apollo, acquires CEC, defendants included several other deal protection devices in the Buyout Agreement. Although the Buyout Agreement allows a “go-shop” period, the provision is absurdly short – just 13 days – and meaningless because the deal includes protective measures designed to strongly discourage competing bidders. The measures include: (i) a no-shop clause; (ii) a matching-rights provision; and (iii) a termination-and-expense-fee provision requiring the Company to pay Apollo $23 million if the Proposed Buyout is terminated in favor of a superior proposal made during the go-shop period, and $46 million if the Proposed Buyout is terminated in favor of a superior proposal made during the no-shop period.

50. The deal protection provisions in the Buyout Agreement, the poison pill and the Top-Up Option, separately and collectively, unduly bind the Board to the Proposed Buyout in breach of its fiduciary duties to CEC’s shareholders. In essence, the Proposed Buyout is solely designed to ensure that Apollo completes the Proposed Buyout despite the fact that the offer price called for in the Proposed Buyout is highly unfair to the shareholders of the Company.

51. Unless enjoined by this Court, defendants will consummate the Proposed Buyout, and plaintiff and the other CEC shareholders will forever lose their equity interest in the Company for an inadequate price, all to the irreparable harm of plaintiff and the other shareholders of CEC.

52. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Buyout. According to the defendants, the Tender Offer has commenced and will expire on February 14, 2014. Moreover, the deal protection devices, the poison pill and the Top-Up Option operate to block any other potential acquirers, rendering unlikely any alternative proposals to acquire CEC. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

CLASS ACTION ALLEGATIONS

53. Plaintiff brings this action individually and as a class action pursuant to K.S.A. §60-223 on behalf of all holders of CEC common stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

54. This action is properly maintainable as a class action.

55. The Class is so numerous that joinder of all members is impracticable. According to the Company’s recent U.S. Securities and Exchange Commission (“SEC”) filings, over 17 million shares of CEC common stock are outstanding. These shares are held by hundreds, if not thousands, of beneficial holders.

56. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Buyout;

(b) whether the defendants are engaging in self-dealing in connection with the Proposed Buyout;

(c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Buyout;

(d) whether the defendants are unjustly enriching themselves and other insiders or affiliates of CEC;

(e) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Buyout, including the duties of good faith, diligence, candor and fair dealing;

(f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives, including other offers for the Company or its assets;

(g) whether the Proposed Buyout compensation payable to plaintiff and the Class is unfair and inadequate; and

(h) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

57. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

58. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

59. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

60. Plaintiff anticipates that there will be no difficulty in the management of this litigation. Notice can be provided to the Class by various means of communication in the mass media. Moreover, little contact with individual members of the Class will be necessary because the conduct of the defendants and not the conduct of the Class members is the primary issue in this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

61. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duties Against the Individual Defendants

62. Plaintiff repeats and realleges each allegation set forth herein.

63. The Individual Defendants have knowingly and recklessly and in bad faith violated their fiduciary duties of care, loyalty, candor, good faith, and independence owed to the public shareholders of CEC and have acted to put their personal interests ahead of the interests of CEC’s shareholders.

64. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, knowingly and recklessly and in bad faith are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in CEC stock.

65. The Individual Defendants have knowingly and recklessly and in bad faith violated their fiduciary duties by entering into the Proposed Buyout without regard to the fairness of the transaction to CEC’s shareholders.

66. As demonstrated by the allegations above, the Individual Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of CEC because, among other reasons, they failed to:

(a) ensure a fair process;

(b) fully inform themselves of the market value of CEC before entering into the Proposed Buyout;

(c) act in the best interests of the public shareholders of CEC common stock;

(d) maximize shareholder value;

(e) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Buyout; and

(f) act in accordance with their fundamental duties of good faith, due care and loyalty.

67. Because the Individual Defendants dominate and control the business and corporate affairs of CEC, and are in possession of private corporate information concerning CEC’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of CEC which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

68. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have knowingly and recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

69. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably harmed.

70. Unless the Proposed Buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, will not engage in arm’s-length negotiations on the Proposed Buyout’s terms, and will not supply to CEC’s shareholders sufficient information to enable them to make informed decisions regarding the tender of their shares in connection with the Proposed Buyout, and may consummate the Proposed Buyout, all to the irreparable harm of the members of the Class.

71. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duty

Against CEC, Apollo Global Management LLC, Parent and Merger Sub

72. Plaintiff repeats and realleges each allegation set forth herein.

73. Defendants CEC, Apollo Global Management LLC, Parent and Merger Sub are sued herein as an aiders and abettor of the breaches of fiduciary duty outlined above by the Individual Defendants.

74. The Individual Defendants breached their fiduciary duties of loyalty, care, candor and good faith and fair dealing to CEC shareholders.

75. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants CEC, Apollo Global Management LLC, Parent and Merger Sub in aiding and abetting such breaches.

76. Defendants CEC, Apollo Global Management LLC, Parent and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breaches of their fiduciary duties to CEC shareholders, and thus knowingly participated in such breaches.

77. Defendants CEC, Apollo Global Management LLC, Parent and Merger Sub provided substantial assistance to the Individual Defendants in their breach of their fiduciary duties to CEC shareholders.

78. As a result of defendants CEC, Apollo Global Management LLC, Parent and Merger Sub aiding and abetting the Individual Defendants’ breaches of fiduciary duties, plaintiff and the other members of the Class were damaged in that they were prevented from obtaining a fair price for their shares.

79. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in plaintiff’s favor and in favor of the Class and against defendants, as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Buyout, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;

C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of CEC’s shareholders and to refrain from entering into any transaction until the process for the sale or merger of the Company is completed and the highest possible value is obtained;

D. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further equitable relief as this Court may deem just and proper.

F. Plaintiff demands a jury trial on all issues triable by a jury.

DATED: January 22, 2014

DOLLAR, BURNS & BECKER, L.C.

/s/ Thomas J. Hershewe
Thomas J. Hershewe, KS No. 23236

1100 Main Street, Suite 2600
Kansas City, MO 64105
Telephone: 816/876-2600
816/221-8763 (fax)

RYAN & MANISKAS, LLP
RICHARD A. MANISKAS
995 Old Eagle School Road, Suite 311
Wayne, PA 19087
Telephone: 484/588-5516
484/450-2582 (fax)

Attorneys for Plaintiff